Exhibit 99.1B

Adevinta ASA (ADEA/ADEB) – The Board of Directors has resolved the share issue
Oslo, 24 October 2019
Reference is made to the stock exchange announcement on 1 and 24 October 2019 by Adevinta ASA ("Adevinta" or the "Company") regarding the proposed share issue at par value reserved for the holders of A shares as of 24 October 2019 (the "Rights Issue").
The Board of Directors has today, pursuant to the authorisation granted by the Company's general meeting on 24 October 2019, resolved the share capital increase pertaining to the Rights Issue as follows:
-	The share capital of the Company will be increased by minimum NOK 0.20 and maximum NOK 760,122.60 through the issuance of minimum 1 and maximum 3,800,613 new ordinary shares (the "New Shares"),
-	The subscription price will be NOK 0.20, which is equal to par value, resulting in gross proceeds of NOK 760,122.60.
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Each holder of A shares in the Company as of 24 October 2019, as registered in the Norwegian Central Securities Depository on 28 October 2019 (the "Record Date"), will be granted one subscription right for every A share held in the Company on the Record Date. Over-subscription and subscription without subscription rights will not be permitted.

-	The Subscription Rights will be issued without consideration and will be transferred to your VPS account on 28 October 2019.
-	81 subscription rights will, subject to applicable securities laws, give the right to subscribe for and be allocated one New Share in the Rights Issue.
-	The subscription period for the rights issue is from 09:00 hours (CET) on 29 October 2019 to 16:30 hours (CET) on 12 November 2019
-	The subscription rights will be listed and tradable on the Oslo Stock Exchange from 09:00 hours CET on 29 October 2019 to 16:30 hours (CET) on 8 November 2019 under the ticker code "ADE T"
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Skandinaviska Enskilda Banken AB (publ), Oslo branch ("SEB") will commit to subscribe for remaining shares not subscribed for during the subscription period, whether as a result of passivity or legal restrictions on the part of the eligible shareholder, for an aggregate amount of up to NOK 760,122.60. SEB will sell the New Shares allocated to it in the market, and the net proceeds of such sale will be distributed to eligible shareholders who have not exercised their rights. No payments will be made to shareholders for amounts below NOK 50.

A subscription document will be distributed to eligible shareholders through the VPS and published on the Company's website from commencement of the subscription period.
This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.
About Adevinta ASA:
Adevinta ASA is the biggest marketplace specialist in Europe. We help our local digital marketplaces thrive through global connections and networks of knowledge. Our marketplaces unlock the full value in every person, place and thing – helping local communities prosper and leaving a positive footprint on the world.

For more information on Adevinta ASA please visit:
www.adevinta.com/
For further information, please contact:
Jo Christian Steigedal
Investor Relations
E-mail: ir@adevinta.com
IMPORTANT NOTICE TO U.S. SHAREHOLDERS
The share collapse and rights issue described in this document involve securities of a foreign company. The share collapse and rights issue are subject to disclosure requirements of a foreign country that are different from those of the United States.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.